UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CENTER COAST CORE MLP FUND I, LLC

(Name of Subject Company (Issuer))

CENTER COAST CORE MLP FUND I, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Dan C. Tutcher

Center Coast Capital Advisors, LP

1600 Smith Street

Suite 3800

Houston, Texas 77002

(713) 759-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

November 1, 2016

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$1,090,000 (approximately 20% of 9/30/16 NAV) (a)	Amount of Filing Fee:	$126.33 (b)

(a)          Calculated as the aggregate maximum value of Units being purchased.

(b)          Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.          SUMMARY TERM SHEET.

•	Center Coast Core MLP Fund I, LLC (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to approximately 20.00% of the net assets of the Fund (or approximately $1,090,000 as of September 30, 2016) from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Unit” or “Units” refers to the limited liability company units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Member’s Units as the context requires. Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time on December 1, 2016 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Units will be calculated for this purpose as of December 31, 2016, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Since the Fund’s fiscal year end is November 30, 2017, the Fund expects that the audit will be completed by the end of January 2018.

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•	A Member may tender all its Units or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a NAV of less than $100,000, Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum capital account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Item 4(a)(1)(ii).

•	Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•	If a Member tenders its Units and the Fund purchases those Units, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement dated as of May 31, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.

•	The Note will entitle the Member to receive an initial payment in cash (valued according to the LLC Agreement) equal to at least 95% of the unaudited value of the Units tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take approximately, but in no event earlier than, 30 days after December 31, 2016, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), to make the Initial Payment.

•	The Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Member’s behalf. Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered. If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of Units on or prior to December 30, 2016 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

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•	If a Member would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Center Coast Core MLP Fund I, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 1, 2016. The value of the Units may change between September 30, 2016 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Units being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated net asset value of their Units may contact UMBFS, at (855) 552-5200 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on December 1, 2016, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Units for purchase.

Item 2.        ISSUER INFORMATION.

(a)          The name of the issuer is “Center Coast Core MLP Fund I, LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002 and its telephone number is (713) 759-1400.

(b)          The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund. As of the close of business on September 30, 2016, the net asset value of the Fund was $5,403,145. Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20.00% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)          There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the LLC Agreement.

Item 3.        IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Center Coast Core MLP Fund I, LLC.” The Fund’s principal executive office is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002 and the telephone number is (713) 759-1400. The Fund seeks to achieve its investment objective by investing its assets principally in Master Limited Partnership (“MLP”) common units and equity securities of "MLP affiliates” which the Fund's investment advisor defines as entities issuing MLP I-shares, general partners of MLPs and other entities that may own interests of MLPs. The investment manager of the Fund is Center Coast Capital Advisors, LP (the “Advisor”). The principal executive office of the Advisor is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002. The managers on the Fund’s board of managers (the “Board of Managers”) are Dan C. Tutcher, Michael F. Curran, James Edward Jones, and Alfred J. Moran. Their address is 1600 Smith Street, Suite 3800, Houston, Texas 77002.

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Item 4.        TERMS OF THE TENDER OFFER.

(a)          (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)         The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2016, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Units being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. Each Member that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take approximately, but in no event earlier than, 30 days after the Repurchase Date to make the Initial Payment. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Units repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)        The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on December 1, 2016. Members that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)        Not applicable.

(v)         At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated November 1, 2016, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

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(vi)        Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, December 1, 2016 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Units on or prior to December 30, 2016 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)       Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.

(ix)         If Units in excess of 20.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)          The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include, a reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time. Payment for Units purchased pursuant to the Offer could result in the Advisor being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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(xi)         Not applicable.

(xii)        The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or some of the Member's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire investment at that time. The Member's adjusted tax basis in the Member's Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member. It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751). No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Units.

(2)         Not applicable.

(b)          Any Units to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on May 31, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Registration Statement also states that the Advisor anticipates recommending to the Fund’s Board of Managers that the Fund offer to repurchase interests from its Members quarterly each year. The Fund commenced operations on July 1, 2011 and has previously made eighteen offers to purchase Units from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Advisor or members of the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers; and (ii) any other person, with respect to the Units.

Item 6.        PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)          Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

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(c)          None of the Fund, the Advisor or the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 20.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)          There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)          Not applicable.

(d)          None of the Fund, the Advisor or the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members.

Item 8.        INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on September 30, 2016 values, Mr. Dan Tutcher, affiliate of the Advisor and Manager of the Fund, has $1,454,408 in the Fund (approximately 26.92% of all Units).

Based on September 30, 2016 values, Mr. William Bauch, affiliate of the Advisor, has $85,688 in the Fund (approximately 1.59% of all Units).

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Based on September 30, 2016 values, Mr. Robert Chisholm, affiliate of the Advisor, has $56,246 in the Fund (approximately 1.04% of all Units).

Based on September 30, 2016 values, Mr. Darrell Horn, affiliate of the Advisor, has $30,299 in the Fund (approximately 0.56% of all Units).

Based on September 30, 2016 values, Mr. Steven Sansom, affiliate of the Advisor, has $30,299 in the Fund (approximately 0.56% of all Units).

Based on September 30, 2016 values, Mr. Michael F. Curran, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on September 30, 2016 values, Mr. James Edward Jones, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on September 30, 2016 values, Mr. Alfred J. Moran, Manager of the Fund, does not have any beneficial ownership in the Fund.

(b)          There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Advisor, any member of the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers.

Item 9.        PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.       FINANCIAL STATEMENTS.

(a)          (1) The Fund commenced operations on July 1, 2011. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period from July 1, 2011 (Commencement of Operations) to November 30, 2011, previously filed with the SEC on Form N-CSR on February 8, 2012; Unaudited Financial Statements for the period ended May 31, 2012, previously filed with the SEC on Form N-CSR on August 9, 2012; Audited Financial Statements for the year ended November 30, 2012, previously filed with the SEC on Form N-CSR on February 8, 2013; Unaudited Financial Statements for the period ended May 31, 2013, previously filed with the SEC on Form N-CSR on August 9, 2013; Audited Financial Statements for the year ended November 30, 2013, previously filed with the SEC on Form N-CSR on February 7, 2014; Unaudited Financial Statements for the period ended May 31, 2014, previously filed with the SEC on Form N-CSR on August 8, 2014; Audited Financial Statements for the year ended November 30, 2014, previously filed with the SEC on Form N-CSR on February 6, 2015; Unaudited Financial Statements for the period ended May 31, 2015, previously filed with the SEC on Form N-CSR on August 7, 2015, Audited Financial Statements for the year ended November 30, 2015, previously filed with the SEC on Form N-CSR on February 8, 2016; and Unaudited Financial Statements for the period ended May 31, 2016, previously filed with the SEC on Form N-CSR on August 9, 2016.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

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(3)          Not applicable.

(4)          NAV per Unit $869.09 (9/30/16)

(b)          The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

Item 11.      ADDITIONAL INFORMATION.

(a)          (1)          None.

(2)          None.

(3)          Not applicable.

(4)          Not applicable.

(5)          None.

(b)          None.

Item 12.      EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.           Cover Letter to Offer to Purchase and Letter of Transmittal.

B.           Offer to Purchase.

C.           Form of Letter of Transmittal.

D.           Form of Notice of Withdrawal of Tender.

E.           Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CENTER COAST CORE MLP FUND I, LLC

By:	/s/ Dan C. Tutcher
	Name:	Dan C. Tutcher
	Title:	President

November 1, 2016

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY UNITS AT THIS

TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S

TENDER OFFER.

November 1, 2016

Dear Center Coast Core MLP Fund I, LLC Member:

We are writing to inform you of important dates relating to a tender offer by Center Coast Core MLP Fund I, LLC (the “Fund”). If you are not interested in having the Fund repurchase some or all of your limited liability company units (including fractions thereof) (“Units”) valued as of December 31, 2016, please disregard this notice and take no action.

The tender offer period will begin on November 1, 2016 and will end at 11:59 p.m., Eastern Time, on December 1, 2016, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than December 1, 2016. If you do not wish to have all or some of your Units repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you would like to tender your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to Center Coast Core MLP Fund I, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 11:59 p.m., Eastern Time, on December 1, 2016.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (855) 552-5200.

Sincerely,

Center Coast Core MLP Fund I, LLC

EXHIBIT B

OFFER TO PURCHASE

CENTER COAST CORE MLP FUND I, LLC

1600 Smith Street

Suite 3800

Houston, Texas 77002

OFFER TO PURCHASE UNITS
DATED NOVEMBER 1, 2016

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

BY DECEMBER 1, 2016.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON DECEMBER 1, 2016,
UNLESS THE OFFER IS EXTENDED

To the Members of
Center Coast Core MLP Fund I, LLC:

Center Coast Core MLP Fund I, LLC a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Units (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 20.00% of the net assets of the Fund. The Fund seeks to achieve its investment objective by investing its assets principally in Master Limited Partnership (“MLP”) common units and equity securities of "MLP affiliates” which the Fund's investment advisor defines as entities issuing MLP I-shares, general partners of MLPs and other entities that may own interests of MLPs. The investment manager of the Fund is Center Coast Capital Advisors, LP (the “Advisor”). The Offer is being made pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of the tendered Units as of December 31, 2016 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”). As used in the Offer, the term “Unit” or “Units” refers to the limited liability company units in the Fund representing beneficial Units in the Fund, and includes all or any portion of a Member’s Units, including fractions thereof, as the context requires. Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time on December 1, 2016 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Units for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement dated as of May 31, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

Members should realize that the value of the Units tendered in the Offer likely will change between September 30, 2016 (the last time net asset value was calculated) and the Valuation Date when the value of the Units tendered to the Fund for purchase will be determined. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through December 31, 2016, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Members that wish to obtain the estimated net asset value of their Units should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (855) 552-5200 or at Center Coast Core MLP Fund I, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or some of their Units in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, the Advisor or the Fund’s Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the amount of their Units to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Advisor, or the Fund’s Board of Managers.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Center Coast Core MLP Fund I, LLC

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (855) 552-5200

Fax: (816) 860-3140

(ii)

(iii)

1.           SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Units in an amount up to approximately 20.00% of the net assets of the Fund (or approximately $1,090,000 as of September 30, 2016). We will purchase your Units at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Units in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value of Units will be calculated for this purpose as of December 31, 2016 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on November 30, 2016, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Because the Fund’s current fiscal year will end on November 30, 2017, the Fund expects that the audit will be completed by the end of January 2018.

•	A Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Section 4.

•	If you tender your Units and we purchase those Units, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the LLC Agreement) determined as of December 31, 2016 (or if the Offer is extended, the net asset value determined on the Valuation Date).

•	The Note will entitle you to an initial payment in cash (valued according to the LLC Agreement) equal to at least 95% of the unaudited value of the Units (the “Initial Payment”). The Fund may take approximately, but in no event earlier than, 30 days after the Repurchase Date to make the Initial Payment.

•	The Note will also entitle the tendering Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. See Section 7.

•	If we accept the tender of your Units, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Section 7.

•	If you desire to tender Units for purchase, you must do so by 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Units on or prior to December 30, 2016 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Units after such date. See Section 6.

•	If you would like us to purchase your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Center Coast Core MLP Fund I, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 1, 2016. The value of your Units may change between September 30, 2016 (the last time net asset value was calculated) and the Valuation Date when the value of the Units being purchased will be determined. See Section 3.

•	As of September 30, 2016, the net asset value of the Fund was $5,403,145. If you would like to obtain the estimated net asset value of your Units, you may contact the Tender Offer Administrator at UMBFS at (855) 552-5200 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.         BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Members that hold Units in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the board of managers of the Fund (the “Board of Managers”) has the discretion to determine whether the Fund will purchase Units from time to time from Members pursuant to written tenders. The Registration Statement also states that the Advisor anticipates recommending to the Fund’s Board of Managers that the Fund offer to repurchase interests from its members quarterly each year. The Fund commenced operations on July 1, 2011 and has previously made eighteen offers to purchase Units from Members.

Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Advisor, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement. While the Advisor intends to recommend to the Fund’s Board of Managers that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board of Managers is under no obligation to follow such recommendations.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include, a reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time. Payment for Units purchased pursuant to the Offer could result in the Advisor being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased. You should also realize that although the Offer is scheduled to expire on December 1, 2016 (unless it is extended), you remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.           OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Units up to approximately 20.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Units tendered for purchase will be their value as of December 31, 2016 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Units as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.           AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the remaining Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 20.00% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Units in excess of 20.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will accept Units tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

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5.           PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to this Offer to Purchase should send or deliver by December 1, 2016 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 1, 2016 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering Units, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Advisor or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.           WITHDRAWAL RIGHTS.

Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of Units on or prior to December 30, 2016 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of Units after such date. To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.            PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 3 above, the amount offered for the Units tendered by Members will be the value thereof as of December 31, 2016, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made. The Fund will not pay interest on the purchase amount.

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For Members that tender Units that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note. The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take approximately, but in no event earlier than, 30 days after the Repurchase Date to make the Initial Payment. The Note will also entitle the tendering Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregated value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Note pursuant to which a tendering Member will receive the Initial Payment and, if applicable, Post-Audit Payment (together, the “Cash Payment”) will be held by UMBFS on behalf of the tendering Member. Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

The Fund will make payment for Units it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above. None of the Fund, the Board of Managers, or the Advisor have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Units, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members.

The purchase amount will be paid entirely in cash.

8.            CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

5

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Members.

9.            CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. Subscriptions for limited liability company interests in the Fund were first accepted for investment as of July 1, 2011. The Fund seeks to achieve its investment objective by investing its assets principally in Master Limited Partnership (“MLP”) common units and equity securities of "MLP affiliates” which the Fund's investment advisor defines as entities issuing MLP I-shares, general partners of MLPs and other entities that may own interests of MLPs. The principal office of the Fund is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002 and the telephone number is (713) 759-1400. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Based on September 30, 2016 values: Dan Tutcher, affiliate of the Advisor and Manager of the Fund, has $1,454,408 of Units (approximately 26.92% of all Units) in the Fund; William Bauch, affiliate of the Advisor, has $85,688 of Units (approximately 1.59% of all Units) in the Fund; Robert Chisholm, affiliate of the Advisor, has $56,246 of Units (approximately 1.04% of all Units) in the Fund; Darrell Horn, affiliate of the Advisor, has $30,299 of Units (approximately 0.56% of all Units) in the Fund; Steven Sansom, affiliate of the Advisor, has $30,299 of Units (approximately 0.56% of all Units) in the Fund; Michael F. Curran, James Edward Jones and Alfred J. Moran, Managers of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Advisor or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

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There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Advisor, any member of the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers.

10.         CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or some of the Member's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire investment at that time. The Member's adjusted tax basis in the Member's Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member. It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751). No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Units.

11.          MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

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LETTER OF TRANSMITTAL

CENTER COAST CORE MLP FUND I, LLC

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Units in

CENTER COAST CORE MLP FUND I, LLC

Tendered Pursuant to the Offer to Purchase
Dated NOVEMBER 1, 2016

THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

BY DECEMBER 1, 2016.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M., EASTERN TIME, ON DECEMBER 1, 2016,

UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return To:

Center Coast Core MLP Fund I, LLC

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (855) 552-5200

Fax: (816) 860-3140

Letter of Transmittal Page 1 of 4

CENTER COAST CORE MLP FUND I, LLC

Ladies and Gentlemen:

The undersigned hereby tenders to Center Coast Core MLP Fund I, LLC, a closed-end, non-diversified management investment company organized as a limited liability company under the laws of the State of Delaware (the “Fund”), some or all of the limited liability company units in the Fund (the “Units”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated November 1, 2016 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Units tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Units tendered hereby and that the Fund will acquire good title to the Units, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Units are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Units tendered hereby.

A promissory note (the “Note”) for the value of the purchased Units will be held by UMB Fund Services, Inc. (“UMBFS”) on behalf of the undersigned. Upon written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund. The initial payment of the purchase amount for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

The Note will also reflect the “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned’s account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Units will be based on the unaudited value of the Fund as of December 31, 2016, subject to an extension of the Offer as described in Section 8 of the Offer. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL TO:

CENTER COAST CORE MLP FUND I, LLC, c/o UMB FUND SERVICES, INC., 235 W. GALENA Street, MILWAUKEE, WI 53212, Attention: Tender Offer Administrator. FOR ADDITIONAL INFORMATION: PHONE: (855) 552-5200 OR FAX: (816) 860-3140.

Letter of Transmittal Page 2 of 4

LETTER OF TRANSMITTAL

Tender Date: December 31, 2016

Tender Expiration Date: 11:59 p.m. ET, December 1, 2016

PLEASE COMPLETE PARTS 1, 2, 3, AND 4

PLEASE FAX OR MAIL TO:
CENTER COAST CORE MLP FUND I, LLC	FOR ADDITIONAL INFORMATION:
UMB Fund Services	PHONE: (855) 552-5200
235 W. Galena St.	FAX: (816) 860-3140
Milwaukee, WI 53212

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

PART 1 – NAME AND ADDRESS

Center Coast Core MLP Fund I, LLC Acct #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Telephone Number:

Advisor Firm Name:
Advisor Rep Name
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2 – AMOUNT OF UNITS IN THE FUND BEING TENDERED:

[ ] Entire amount of Units

[ ] Portion of Units            $______________            or             ______________ Number of Units

The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s remaining Units to have a NAV of less than $100,000, the Board of Managers of the Fund may reduce the amount to be repurchased from the undersigned so that the required minimum account balance is maintained or repurchase the remainder of the undersigned’s Units in the Fund.

Letter of Transmittal Page 3 of 4

LETTER OF TRANSMITTAL

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

If you invest in the fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request.

Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

HOLDBACK PAYMENTS: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal Year to the same wire instruction the tender proceeds are delivered to. If alternate payment instructions are needed for the holdback, please contact UMB Fund Services at the (855) 552-5200 for instructions.

PROMISSORY NOTE: The Note reflecting both the initial payment and the Post-Audit Payment portion of the purchase amount, as applicable, will be held by UMB Fund Services, Inc. on the undersigned’s behalf. Upon a written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

THIS DOCUMENT REQUIRES A MEDALLION SIGNATURE GUARANTEE BELOW ONLY WHEN AUTHORIZED SIGNER(S) INSTRUCT THE FUND TO SEND TENDER PROCEEDS TO AN ACCOUNT OTHER THAN THE BROKER/CUSTODIAN ACCOUNT OF RECORD.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL.

CENTER COAST CORE MLP FUND I, LLC

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units in

CENTER COAST CORE MLP FUND I, LLC

Tendered Pursuant to the Offer to Purchase
Dated November 1, 2016

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC. BY,

11:59 P.M., EASTERN TIME, ON DECEMBER 1, 2016,

UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

Center Coast Core MLP Fund I, LLC

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (855) 552-5200

Fax: (816) 860-3140

Cancel Tender Page 1 of 2

CENTER COAST CORE MLP FUND I, LLC

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company units in Center Coast Core MLP Fund I, LLC (the “Fund”), or the tender of some of such units, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

Such tender was in the amount of:

☐             All of the undersigned’s entire limited liability company units.

☐             A portion of the undersigned’s limited liability company units expressed as a specific dollar value or number of units

$_______________________or_______________________ (number of units)

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the units in the Fund previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Investor

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory
Date: _____________

Cancel Tender Page 2 of 2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Member:

Center Coast Core MLP Fund I, LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your limited liability company units in the Fund (your “Units”).

Because you have tendered and the Fund has purchased all or some of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Units based on the unaudited value of the Fund as of December 31, 2016, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal approximately on January 30, 2016, unless the repurchase date of the Units in the Fund has changed; provided that, if you tendered only a portion of your Units, and the remaining portion of your Units would be less than the required minimum account balance of $100,000, the Fund’s Board of Managers reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer. The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of January 2018.

If you are tendering only a portion of your account, you remain a Member of the Fund with respect to the portion of the Units that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 552-5200.

Sincerely,

Center Coast Core MLP Fund I, LLC

[______ __, 20__]

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Center Coast Core MLP Fund I, LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased units in the Fund based on the unaudited value of the Fund as of December 31, 2016, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of January 2018.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 552-5200.

Sincerely,

Center Coast Core MLP Fund I, LLC

Enclosure

2